Exhibit 99.6

Today’s announcement is an exciting and pivotal moment for Mattress Firm. We believe the potential Steinhoff acquisition is an ideal scenario for our employees, customers and shareholders. We will have the support and backing of a global powerhouse that will propel us even further toward our vision of becoming the preferred choice for better sleep. We have been working hard to coalesce and define the potential that we have assembled over the past few years and are confident that we are well on our way to reaching that goal. We are thrilled to be a part of Steinhoff’s entrance into the US market, especially in the mattress category where they have a robust and successful track record. We look forward to our partnership with Steinhoff, with whom we share similar culture, values and vision for industry.

Ken Murphy

President & CEO

Mattress Firm